Report of Independent Registered Public Accounting Firm

The Board of Directors of
Dreyfus Funds, Inc.:

We have examined management's assertion, included in the
accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of 1940,
that Dreyfus Funds, Inc. (the "Company"), which is comprised of Dreyfus Mid-Cap Growth Fund (the "Fund"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2012 and from
May 31, 2012 through June 30, 2012.  Management is responsible for the Fund's compliance with those requirements.  Our
responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United
States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the
following tests performed as of June 30, 2012 and with respect to agreement of security purchases and sales, for the period from May
31, 2012 (the date of our last examination) through June 30, 2012:
1. 	Examination of The Bank of New York Mellon's (the
"Custodian") security position reconciliations for all
securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or
placed in escrow with brokers;
3.	Count and inspection of all securities located in the vault of the Custodian in New York City;
4.	Reconciliation between the Fund's accounting records and
the Custodian's records as of June 30, 2012;
5. Agreement of pending purchase activity for the Fund as of June 30, 2012 to documentation of corresponding subsequent bank statements;
6.	Agreement of pending sale activity for the Fund as of June
30, 2012 to documentation of corresponding subsequent
bank statements;
7.	Agreement of five purchases and five sales for the period
May 31, 2012 (the date of our last examination) through
June 30, 2012 from the books and records of the Company
to the bank statements noting that they had been accurately
recorded and subsequently settled;
8.	Review of the BNY Mellon Asset Servicing Report on
Controls Placed in Operation and Tests of Operating
Effectiveness ("SOC 1 Report") for the period July 1, 2011 to June 30, 2012 and noted no relevant findings were reported in the areas of Asset Custody and Control.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2012, and from May 31, 2012 through June 30, 2012, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
September 21, 2012


September 21, 2012


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Mid-Cap Growth Fund, a series of
Dreyfus Funds, Inc. (the "Fund"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940.
Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2012 and from May 31, 2012 through June 30, 2012.
Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2012 and from May 31, 2012 through June 30, 2012 with respect to securities reflected in the investment account of the Fund.

Dreyfus Funds, Inc.


Jim Windels
Treasurer


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